No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2023

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Notice regarding Amendment to “Notice regarding the Commencement of the Tender Offer for Shares of Yachiyo Industry Co., Ltd. (Securities Code: 7298)” in Accordance with Filing of an Amended Statement in Connection with the Tender Offer Statement

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: October 16, 2023

[Translation]

October 16, 2023

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome
Minato-ku, Tokyo 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

(Amendment) Notice regarding Amendment to

“Notice regarding the Commencement of the Tender Offer for Shares of

Yachiyo Industry Co., Ltd. (Securities Code: 7298)”

in Accordance with Filing of an Amended Statement in Connection with the Tender Offer Statement

Honda Motor Co., Ltd. (the “Tender Offeror”) commenced a tender offer (the “Tender Offer”) on October 5, 2023 under the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; the “FIEA”) for the shares of common stock (the “Target Company Shares”) of Yachiyo Industry Co., Ltd. ((securities code: 7298) listed on the Standard Market of Tokyo Stock Exchange, Inc.) (the “Target Company”). Due to SMRC Automotive Holdings Netherlands B.V. (“Motherson”) obtaining notifications or approvals for business combination to or by the competition authority of China (“China Clearance”) on October 13, 2023, some of the matters stated in the tender offer statement concerning the Tender Offer, which was filed on October 5, 2023 (including matters amended by the amended statement in connection with the tender offer statement filed as of October 11, 2023), require amendments. Thus, the Tender Offeror filed today an amended statement in connection with the tender offer statement with the Director-General of the Kanto Local Finance Bureau pursuant to Article 27-8, paragraph (2) of the FIEA.

In accordance with the above, the Tender Offeror hereby announces a partial amendment to the “Notice regarding the Commencement of the Tender Offer for Shares of Yachiyo Industry Co., Ltd. (Securities Code: 7298)” dated October 4, 2023 (including matters amended by the “(Amendment) Notice regarding Amendment to ‘Notice regarding the Commencement of the Tender Offer for Shares of Yachiyo Industry Co., Ltd. (Securities Code: 7298)’ in Accordance with Filing of an Amended Statement in Connection with the Tender Offer Statement” as of October 11, 2023).

This amendment does not change the purchase terms as defined in Article 27-3, paragraph (2), item (i) of the FIEA.

Underlines indicate the amended portions.

1.	Purpose, etc. of the purchase

(1)	Overview of the Tender Offer

(Before Amendment)

<Omitted>

On September 26, 2023, the Tender Offeror received a notice regarding the Competition Law-related Clearances from Motherson that Motherson completed obtaining the Brazil Clearance, that it expects to obtain the US Clearance on October 11, 2023 when the statutory waiting period lapses, and that it expects to obtain the China Clearance in the middle of October of the same year. Upon receipt of the notice, the Tender Offeror determined that the US Clearance and the China Clearance would be obtained during the purchase period of the Target Company Shares in the Tender Offer (the “Tender Offer Period”), and therefore decided to waive, among the requirements of the Condition Precedent, obtaining the US Clearance and the China Clearance when commencing the Tender Offer. Thereafter, on October 11, 2023, the Tender Offeror received from Motherson notice that it completed obtaining the US Clearance as of the same date. The Tender Offeror will make an announcement promptly when Motherson obtains the China Clearance.

<Omitted>

(After Amendment)

<Omitted>

On September 26, 2023, the Tender Offeror received a notice regarding the Competition Law-related Clearances from Motherson that Motherson completed obtaining the Brazil Clearance, that it expects to obtain the US Clearance on October 11, 2023 when the statutory waiting period lapses, and that it expects to obtain the China Clearance in the middle of October of the same year. Upon receipt of the notice, the Tender Offeror determined that the US Clearance and the China Clearance would be obtained during the purchase period of the Target Company Shares in the Tender Offer (the “Tender Offer Period”), and therefore decided to waive, among the requirements of the Condition Precedent, obtaining the US Clearance and the China Clearance when commencing the Tender Offer. Thereafter, on October 11, 2023, the Tender Offeror received from Motherson notice that it completed obtaining US Clearance as of the same date. In addition, on October 13, 2023, the Tender Offeror received from Motherson notice that it completed obtaining China Clearance as of the same date.

<Omitted>

End

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[Restriction on Solicitation]

This press release is a news statement intended to provide certain information with respect to the Tender Offer to the general public, and was not prepared for the purpose of soliciting an offer to sell the shares in connection with the Tender Offer. If you intend to make an offer to sell shares in the Tender Offer, please refer to the tender offer explanatory document regarding the Tender Offer in advance, and make your own independent decision. This press release is not an offer to purchase securities or a solicitation of an offer to sell securities, and does not constitute any such part. In addition, this press release (or any part of it) or any distribution hereof will not be the basis for any agreement concerning the Tender Offer, nor will it be relied upon when executing any such agreement.

[Prediction of the Future]

This press release may include expressions concerning future prospects such as “expect,” “forecast,” “intend,” “plan,” “be convinced,” and “estimate,” including those concerning the future business of the Tender Offeror and other companies and entities. These expressions are based on the current business prospects of the Tender Offeror and may change depending on future situations. The Tender Offeror shall not be obligated to update the expressions concerning future prospects to reflect the actual business results, various situations, changes to conditions, or other related factors.

This press release includes “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended; the “U.S. Securities Exchange Act of 1934”). The actual results may be significantly different from the predictions expressly or impliedly indicated in the forward-looking statements, due to known or unknown risks, uncertainty, or other factors. The Tender Offeror or its affiliates do not guarantee that the predictions expressly or impliedly indicated as the forward-looking statements will turn out to be correct. The forward-looking statements included in this press release were prepared based on the information held by the Tender Offeror as of the date hereof, and unless obligated by laws or regulations or the rules of a financial instruments exchange, the Tender Offeror or its affiliates shall not be obligated to update or revise the statements to reflect future incidents or situations.

[U.S. Regulations]

The Tender Offer will be conducted in compliance with the procedures and information disclosure standards provided under the Financial Instruments and Exchange Act of Japan, and those procedures and standards are not always the same as those applicable in the United States. In particular, neither Section 13(e) nor Section 14(d) of the U.S. Securities Exchange Act of 1934 or the rules under these sections apply to the Tender Offer; therefore, the Tender Offer is not conducted in accordance with those procedures or standards. The financial information included in this press release is based on International Financial Reporting Standards (IFRS), not on the U.S. accounting standards; therefore, the financial information included in this press release may not necessarily be comparable to the financial information prepared based on the U.S. accounting standards. Also, because the Tender Offeror and the Target Company are corporations incorporated outside the U.S. and their directors are non-U.S. residents, it may be difficult to exercise rights or demands against them that can be claimed based on U.S. securities laws. In addition, you may not be permitted to commence any legal procedures in courts outside the U.S. against non-U.S. corporations or their directors based on a breach of U.S. securities laws. Furthermore, U.S. courts are not necessarily granted jurisdiction over non-U.S. corporations or their directors.

All procedures regarding the Tender Offer will be conducted in Japanese unless specifically set forth otherwise. All or part of the documents regarding the Tender Offer will be prepared in English; however, if there is any discrepancy between the documents in English and those in Japanese, the documents in Japanese shall prevail.

Affiliates of each of the financial advisors to the Tender Offeror and the Target Company, and the tender offer agent or its affiliates may, in the ordinary course of their business, and to the extent permitted under financial instruments and exchange-related laws or regulations and other applicable laws or regulations of Japan, and in accordance with the requirements under Rule 14e-5(b) under the U.S. Securities Exchange Act of 1934, purchase or arrange to purchase the Target Company Shares outside of the Tender Offer on their own or their customers’ account, before the commencement of the Tender Offer or during the Tender Offer Period. If any information related to such purchase is disclosed in Japan, such disclosure will be made in English as well on the website of the party conducting such purchase.

[Other Countries]

Depending on the country or region, there may be legal restrictions on the release, issuance, or distribution of this press release. In such cases, you are required to be aware of such restrictions and comply with them. This press release does not constitute a solicitation of an offer to sell or an offer to purchase shares related to the Tender Offer and is simply deemed a distribution of materials for informative purposes only.

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